July 18, 2016

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

RE:      Diamond Hill Funds: File Nos. 333-22075 and 811-8061

Ladies and Gentlemen:

On July 11, 2016, Diamond Hill Funds (the “Registrant”) filed Post-Effective Amendment No. 53 to the Trust’s Registration Statement (the “Amendment”) on Form N-l A, pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”).

Pursuant to Rule 461 under the 1933 Act, Registrant and BHIL Distributors, Inc., the Fund’s distributor, hereby request that the Commission accelerate the effective date of the Amendment to September 1, 2016, or the earliest practicable date thereafter.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

BHIL Distributors, Inc.		Diamond Hill Funds

By:	/s/ Brenda J. Bittermann	By:	/s/ Gary R. Young
Name:	Brenda J. Bittermann	Name:	Gary R. Young
Title:	President	Title:	President